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Pan American Silver Reports Mineral Reserves and Mineral Resources as at June 30, 2021
All financial figures are expressed in US$ unless otherwise indicated.

Vancouver, B.C. - Aug. 10, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”, or the “Company”) today reported its estimated mineral reserves and resources as of June 30, 2021. Proven and probable mineral reserves are estimated to contain approximately 529 million ounces of silver and 4.2 million ounces of gold. Measured and indicated mineral resources (excluding proven and probable reserves) are estimated to total approximately 818 million ounces of silver and 8.3 million ounces of gold. In addition, inferred mineral resources total 460 million ounces of silver and 5.8 million ounces of gold.
Christopher Emerson, Pan American’s Vice President of Business Development and Geology commented: “Despite the restrictions the COVID-19 pandemic placed on our 2020 exploration program, excellent results were achieved at many of our operations. At La Arena, we replaced 141% of the ounces mined, extending mine life by another year. Mine life was also extended by another year at Timmins through the discovery of 209 thousand ounces of new gold mineral reserves, replacing 147% of ounces mined. At La Colorada, the ventilation restrictions impacted exploration activities, however, recent improvements to the ventilation circuit will allow us to ramp up exploration drilling at this long-life mine where we have over 100 million ounces of silver mineral reserves and 192 million ounces of inferred resources, including the large skarn deposit. Pan American has one of the largest holdings of silver mineral resources and reserves in the world."
Although the Timmins' exploration program and surface drilling for the La Colorada skarn exploration continued as planned, Pan American's overall exploration activities for the year were reduced by about 50% due to COVID-19 restrictions in Latin America. For the 12-month period ending June 30, 2021, Pan American's producing mines replaced 8.0 million ounces of silver mineral reserves and 98 thousand ounces of gold mineral reserves. Total reserves were impacted by the reclassification of the La Bolsa project from mineral reserves to resources, reducing gold mineral reserves by 315 thousand ounces and silver mineral reserves by 4.5 million ounces. La Bolsa is a non-core project that the Company intends to divest.
Summary of Pan American's total mineral reserves and resources for the silver and gold segments

	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Moz)
Proven and Probable Reserves	243	89	529	0.58	4.2
Measured and Indicated Resources	990	101	818	0.31	8.3
Inferred Resources	417	47	460	0.70	5.8
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2021".
(2) Please refer to the complete mineral reserve and resource table at the end of this news release for more information.

Reserve and resource highlights include:
•At La Arena, we successfully replaced all of the production and increased the year-on-year mineral reserves by an estimated 60 thousand ounces of gold. This is the second consecutive year of reserve gains, and extends the mine life at La Arena by more than one year.
•At Timmins, over 200 thousand ounces of gold were added to mineral reserves, extending the mine life by more than one year. The Bell Creek mine added 68 thousand gold ounces from

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exploration and infill drilling. The Timmins West mine added 137 thousand gold ounces through extensional and infill drilling on the 144 Gap and Timmins deposits.
•At Morococha, 2.9 million ounces of silver were added to mineral reserves through definition of the Angela East Manto zone in the northeast portion of the mine. The new reserves are in a zone amenable to bulk mining methods.
•At Huaron, 3.9 million ounces of silver were added to mineral reserves, replacing 110% of mine production.
•At La Colorada, 2.9 million ounces of silver were added to mineral reserves through exploration drilling, despite the severe limitations on underground access due to ventilation issues and COVID-19 restrictions. The Company improved ventilation in the mine in July 2021, and is now planning to increase underground exploration drilling for the second half of the year.
•At the La Colorada skarn project, the approximately 39,000 metres of infill drilling that was completed during the year continued to return wide intercepts of mineralization. The Company will include an updated resource estimate for the skarn together with a Preliminary Economic Assessment it is aiming to disclose by the end of 2021.
•At Shahuindo, contained gold production of 193 thousand ounces and a reclassification of 146 thousand ounces of gold mineral reserves to resources contributed to a total depletion of 339 thousand ounces of gold, based on geological interpretation, cost estimates, and cut off grades.
•At the La Bolsa project, its 315 thousand ounces of gold mineral reserves and 4.5 million ounces of silver mineral reserves have been reclassified to measured and indicated mineral resources, as it remains inactive. La Bolsa is a non-core asset that the Company intends to divest. The sale of the non-core Fenn Gib project in December 2020 further reduced gold measured, indicated and inferred resources.
A summary of the silver and gold mineral reserves and mineral resources as of June 30, 2021 is provided in the following tables.
Pan American Mineral Reserves as of June 30, 2021 (1,2)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Proven	6.9	164	36.6	--	--
		Probable	3.6	171	19.8	--	--
Morococha (92.3%) (3)	Peru	Proven	3.0	151	14.7	--	--
		Probable	3.5	155	17.4	--	--
La Colorada	Mexico	Proven	3.9	350	43.5	0.25	30.6
		Probable	6.2	289	57.3	0.19	38.2

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Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Manantial Espejo	Argentina	Proven	0.3	280	2.5	2.56	23.1
		Probable	0.2	337	1.8	3.28	17.2
San Vicente (95%) (3)	Bolivia	Proven	1.0	364	11.8	--	--
		Probable	0.5	375	6.6	--	--
Joaquin	Argentina	Proven	0.1	497	1.6	0.19	0.6
		Probable	0.3	533	6.0	0.36	4.0
COSE	Argentina	Probable	0.03	860	0.7	20.56	17.4
		Probable	0.01	185	0.1	11.32	3.7
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34.2
		Probable	22.1	316	225.0	0.34	243.8
Total Silver Segment(4)			54.2	278	484.9	0.36	412.9
Gold Segment
La Arena	Peru	Proven	24.8	--	--	0.39	314.1
		Probable	21.9	--	--	0.27	193.3
Dolores	Mexico	Proven	20.8	22	14.9	0.74	495.3
		Probable	6.2	28	5.6	0.78	155.1
Shahuindo	Peru	Proven	54.6	8	14.5	0.54	949.8
		Probable	49.8	6	9.4	0.41	663.1
Timmins	Canada	Proven	4.0	--	--	3.03	385.3
		Probable	6.9	--	--	2.91	642.6
Total Gold Segment(4)			189	11	44.4	0.63	3,798.5
Total Gold and Silver Segments(4)		Proven + Probable	243.2	89	529.3	0.58	4,211.5
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2021".
(2) Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.

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(3) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

Pan American Silver Measured and Indicated Mineral Resources as of June 30, 2021 (1,2)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Measured	1.9	162	9.9	--	--
		Indicated	2.5	154	12.1	--	--
Morococha (92.3%) (3)	Peru	Measured	0.6	134	2.4	--	--
		Indicated	0.8	121	3.0	--	--
La Colorada	Mexico	Measured	1.3	185	7.6	0.15	6.0
		Indicated	1.9	175	10.6	0.15	9.0
Manantial Espejo	Argentina	Measured	0.2	185	1.4	1.85	14.4
		Indicated	0.3	219	2.1	2.72	26.3
COSE		Measured	0.04	146	0.2	1.68	2.4
		Indicated	0.01	218	0.1	5.55	1.4
Joaquin		Indicated	0.3	357	3.8	0.25	2.7
San Vicente (95%) (3)	Bolivia	Measured	0.9	165	4.8	--	--
		Indicated	0.3	233	2.3	--	--
Navidad	Argentina	Measured	15.4	137	67.8	--	--
		Indicated	139.8	126	564.5	--	--
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	16.7
		Indicated	14.2	201	91.6	0.20	93.0
Total Silver Segment(4)			182.7	137	803.0	0.26	171.9
Gold Segment
Dolores	Mexico	Measured	2.82	16	1.5	0.30	27.2
		Indicated	0.82	22	0.6	0.62	16.3

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Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
La Bolsa	Mexico	Measured	10.8	10	3.5	0.70	242.8
		Indicated	10.6	8	2.7	0.54	184.3
Pico Machay	Peru	Measured	4.7	--	--	0.91	137.5
		Indicated	5.9	--	--	0.67	127.1
La Arena	Peru	Measured	1.6	--	--	0.32	16.2
		Indicated	2.6	--	--	0.22	18.1
Shahuindo	Peru	Measured	19.3	5	3.2	0.29	182.5
		Indicated	24.2	4	3.5	0.28	218.6
Timmins	Canada	Measured	2.7	--	--	3.46	296.0
		Indicated	5.1	--	--	2.90	478.7
La Arena II	Peru	Measured	154.2	--	--	0.25	1256.6
		Indicated	556.6	--	--	0.23	4061.0
Whitney (79.0%) (3)	Canada	Measured	0.8	--	--	7.02	172.3
		Indicated	1.8	--	--	6.77	387.5
Gold River	Canada	Indicated	0.7	--	--	5.29	117.4
Marlhill	Canada	Indicated	0.4	--	--	4.52	57.4
Vogel	Canada	Indicated	2.2	--	--	1.75	125.0
Total Gold Segment(4)			807.8	7	14.9	0.31	8,122.4
Total Gold and Silver Segments (4)		Measured + Indicated	990.5	101	817.9	0.31	8,294.3
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2021".
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development, and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

Pan American Inferred Mineral Resources as of June 30, 2021 (1,2)

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Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Inferred	5.8	153	28.6	--	--
Morococha (92.3%) (3)	Peru	Inferred	4.8	143	21.9	--	--
La Colorada	Mexico	Inferred	8.4	190	51.1	0.15	40.9
La Colorada skarn	Mexico	Inferred	100.4	44	141.0
Manantial Espejo	Argentina	Inferred	0.5	263	4.3	2.70	44.6
San Vicente (95%) (3)	Bolivia	Inferred	2.6	292	24.6	--	--
Navidad	Argentina	Inferred	45.9	81	119.4	--	--
Joaquin	Argentina	Inferred	0.2	317	1.9	0.27	1.6
COSE	Argentina	Inferred	0.01	77	0.03	2.22	0.8
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	53.7
Total Silver Segment(4)			170.5	74	403.5	0.4	141.6
Gold Segment
Dolores	Mexico	Inferred	2.7	46	4.0	1.25	108.5
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6
Pico Machay	Peru	Inferred	23.9	--	--	0.58	445.7
La Arena	Peru	Inferred	8.9	--	--	0.24	70.1
Shahuindo	Peru	Inferred	17.7	8	4.5	0.47	268.2
Shahuindo Sulphide	Peru	Inferred	97.4	14	45.1	0.74	2323.3
Timmins	Canada	Inferred	3.9	--	--	3.12	395.9
La Arena II	Peru	Inferred	71	--		0.21	486.7
Whitney (79.0%) (3)	Canada	Inferred	0.8	--		5.34	134.9
Gold River	Canada	Inferred	5.3	--		6.06	1027.4
Vogel	Canada	Inferred	1.5	--		3.60	168.8

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Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Total Gold Segment(4)			246.8	13	56.9	0.71	5,654.0
Total Gold and Silver Segments (4)		Inferred	417.3	47	460.4	0.70	5,795.6
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2021".
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

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Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2021

Mine	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Huaron	All categories	18.00	1,300	6,500	2,000	2,450
Morococha	All categories	18.00	1,300	6,500	2,000	2,450
La Colorada	All categories	18.00	1,300	6,500	2,000	2,450
La Colorada skarn	Inferred Resource	18.50		6,500	2,200	2,600
Dolores	Reserves	18.00	1,350
	Resources	20.00	1,600
La Bolsa	All categories	14.00	825
Manantial Espejo	Reserves	18.00	1,450
	Resources	20.00	1,600
San Vicente	All categories	18.00	1,300	6,500	2,062	2,450
Navidad	All categories	12.52			1,100
Pico Machay	All categories		700
Joaquin	Reserves	18.00	1,450
	Resources	20.00	1,600
COSE	Reserves	18.00	1,450
	Resource	20.00	1,600
Escobal	All categories	20.00	1,300		2,204	2,424
Shahuindo	Reserves	18.00	1,350
	Resources	20.00	1,600
Shahuindo Sulphide	Inferred Resource	15.00	1,400
La Arena	Reserves	18.00	1,450
	Resources	20.00	1,600
La Arena II	All categories		1,500	8,816
Timmins West	All categories		1,450
Whitney	Resources		1,450
Gold River	All categories		1,200
Marlhill	All categories		1,125
Vogel	Inside pit		1,150
	Below pit		1,150

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General Notes with Respect to Technical Information
Mineral reserves and mineral resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and mineral resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
The Company’s Qualified Persons have undertaken a verification process with respect to the data disclosed in this news release, including sampling, analytical, and test data underlying the estimates.
See the Company’s Annual Information Form dated February 17, 2021, available at www.sedar.com for further information on the Company’s material mineral properties, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and mineral resources.
Quantities of contained metal are shown before metallurgical recoveries.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, who are each Qualified Persons for the purposes of NI 43-101.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 27-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the disclosure of estimated mineral reserve and mineral resource information; the ability of the Company to ramp up exploration drilling at La Colorada, and the success of such drilling; estimated mine life and any anticipated changes related thereto; the extent of, and success related to any future exploration or development programs, including with respect to the La Colorada

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polymetallic skarn; the accuracy of estimated mineral reserves and mineral resources; the ability of the Company to divest any non-core assets, including the La Bolsa project; expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect estimates of mineral reserves and mineral resources.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to comply with environmental, health and safety laws; and that the COVID-19 pandemic, or other pandemics, do not materially impact underlying assumptions used in estimating mineral reserves and mineral resources, such as prices, the costs and availability of necessary labour, energy, supplies, materials and services, and exchange rates, among other things. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina, and in Guatemala; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured resources,” “indicated resources” and “inferred resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve.” U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.
The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in Industry Guide 7 under the U.S. Securities Act of 1933, as amended, will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Pan American is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If Pan American ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Pan American will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.
As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding standards under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Pan American reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to the standards under NI 43-101, there are differences in the definitions under the SEC Modernization Rules. Accordingly, there is no assurance any mineral reserves or mineral resources that Pan American may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Pan American prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.